UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Paramount Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69924R108
(CUSIP Number)

November 26, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69924R108	13G

1.		NAMES OF REPORTING PERSONS WvF 718, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 10,854,230
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 10,854,230
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,854,230
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.		TYPE OF REPORTING PERSON* PN

CUSIP No. 69924R108	13G

1.		NAMES OF REPORTING PERSONS WvF Real Estate Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 10,854,230
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 10,854,230
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,854,230
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.		TYPE OF REPORTING PERSON* PN

CUSIP No. 69924R108	13G

1.		NAMES OF REPORTING PERSONS US Real Estate Holding AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 10,854,230
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 10,854,230
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,854,230
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.		TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer:

Paramount Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway, Suite 1801, New York, New York 10019

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by WvF 718, L.P., WvF Real Estate Fund, L.P. and US Real Estate Holding AG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of WvF 718, L.P., WvF Real Estate Fund, L.P. and US Real Estate Holding AG is c/o Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, Attention: Thomas Patrick Dore, Jr.

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

69924R108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the reporting entities is controlled by Wilhelm von Finck, who indirectly has voting and dispositive power over the reported shares set forth in Item 9 on the cover sheet for each reporting person.  Voting and dispositive power will generally be exercised consistently with respect to all of the reporting entities.  Therefore, the reporting entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b).

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the 211,897,023 shares of common stock issued in the initial public offering, the formation transactions and the concurrent private placements, all as provided in the Issuer’s prospectus dated November 18, 2014 for its initial public offering and the Issuer’s Form 8-K dated November 18, 2014, which includes (a) 131,000,000 shares of common stock issued in the initial public offering, (b) 57,327,026 shares of common stock issued in connection with the formation transactions described in such prospectus, (c) 3,914,283 shares of common stock issued in connection with the concurrent private placements described in such prospectus, (d) 5,714 shares of restricted stock granted to a non-employee director concurrently with the completion of the initial public offering, and (e) 19,650,000 shares of common stock issued in connection with the exercise in full of the underwriters’ option to purchase an additional 19,650,000 shares from the Issuer to cover over-allotments in the initial public offering, and which excludes (i) 1,500,000 shares underlying options granted to the Issuer’s executive officers and other employees prior to or concurrently with the completion of the initial public offering, (ii) shares available for future issuance under the Issuer’s 2014 Equity Incentive Plan and (iii) 51,752,973 shares of the Issuer’s common stock that may be issued, at the Issuer’s option, upon exchange of 46,810,117 common units in the operating partnership to be issued in the formation transactions and 4,942,856 common units in the operating partnership that, subject to the satisfaction of certain conditions, are issuable upon conversion of 4,942,856 LTIP units to be granted to the Issuer’s executive officers, non-employee directors and employees concurrently with the completion of the initial public offering – all as described in such prospectus.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WvF 718, L.P.

By: WvF 718, Inc., its general partner

November 26, 2014
(Date)

/s/ Günter Koller
(Signature)

Günter Koller, President and Chief Operating Officer
(Name/Title)

WvF Real Estate Fund, L.P.

By: WvF 745, L.P., its general partner

By: WvF 745, Inc., its general partner

November 26, 2014
(Date)

/s/ Günter Koller
(Signature)

Günter Koller, President and Chief Operating Officer
(Name/Title)

US Real Estate Holding AG

November 26, 2014
(Date)

/s/ Günter Koller
(Signature)

Member of the Board of Directors
(Name/Title)

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Paramount Group, Inc., a Maryland corporation, and (ii) that this Joint Filing Agreement and Power of Attorney be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Günter Koller and Thomas Patrick Dore, Jr., and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such statement on Schedule 13G and any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement and Power of Attorney as of this 26th day of November 2014.

WvF 718, L.P.

By: WvF 718, Inc., its general partner

/s/ Günter Koller
(Signature)

Günter Koller, President and Chief Operating Officer
(Name/Title)

WvF Real Estate Fund, L.P.

By: WvF 745, L.P., its general partner

By: WvF 745, Inc., its general partner

/s/ Günter Koller
(Signature)

Günter Koller, President and Chief Operating Officer
(Name/Title)

US Real Estate Holding AG

/s/ Günter Koller
(Signature)

Member of the Board of Directors
(Name/Title)